April 1, 2014

Ms. Catherine C. Gordon, Esq.
U.S. Securities and Exchange Commission
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:  FSI Low Beta Absolute Return Fund (File Nos. 333-176227 and 811-22595)

Dear Ms. Gordon:

On January 27, 2014, FSI Low Beta Absolute Return Fund (the “Fund”) filed an amendment to the Fund’s Registration Statement on Form N-2 (the “Registration Statement), which amendment constitutes Post Effective No. 2 to Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 6 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), accession number 0001193125-13-457213) (the “Amendment”).  The Amendment was filed to: (1) incorporate information in response to comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) to Post - Effective Amendment No. 1 to the Registration Statement filed on November 27, 2014; and (2) make certain other dates.

Following below is a summary of the comments provided by the Staff via telephone on Thursday, March 6, 2014 regarding the Amendment and the Fund’s responses to the comments.  Unless otherwise stated herein, defined terms have the same meaning as set forth in the Amendment.

The Fund acknowledges that: (1) the SEC or the Staff, acting pursuant to delegated authority in declaring the Amendment to the Registration Statement effective does not prevent the SEC from taking any action with respect to its Registration Statement; (2) the SEC or Staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the adequacy and the accuracy of the disclosure in its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*           *           *           *           *

Ms. Catherine C. Gordon, Esq.
April 1, 2014

PROSPECTUS

1.         COMMENT:  In the Principal Investment Policies section of the Prospectus Summary, it states: “In seeking risk adjusted rates of return, the Fund may invest in: …(2) U.S. Treasury futures to provide exposure to the market value change of a high quality fixed income portfolio and to mitigate volatility in the Alpha Engine.”  Revise this disclosure to read as follows:  “In seeking risk adjusted rates of return, the Fund may invest in: …(2) U.S. Treasury futures to seek to provide exposure to the market value change of a high quality fixed income portfolio and to mitigate volatility in the Alpha Engine.”

RESPONSE:  The requested update has been incorporated into the Principal Investment Policies sections of the Prospectus Summary and the Investment Information segment of the Prospectus.

2.         COMMENT:  In the Principal Investment Policies section of the Prospectus Summary, state, if applicable, that the Fund is a “fund of funds” investment vehicle.

RESPONSE:  The requested update has been incorporated into the Principal Investment Policies sections of the Prospectus Summary and the Investment Information segment of the Prospectus.

3.         COMMENT:  In paragraph 1 of the Principal Investment Policies section of the Prospectus Summary, Alpha Engine is defined as: “investment funds that are not registered under the Investment Company Act of 1940, as amended (each a “Private Fund” and Private Funds that invest in other Private Fund).”  Paragraph 2 of this same section states that the Alpha Engine invests in Private Funds.  Clarify this inconsistency.

RESPONSE:  The first sentence of paragraph 2 of the Principal Investment Policies section of the Summary Prospectus has been updated to read as follows: “The Underlying Funds that comprise the Alpha Engine employ strategies and investment techniques directly, or indirectly through other Private Funds in which they invest (each a “Sub-Fund”) that, when used in the aggregate, are expected, although not guaranteed, to produce absolute (positive) returns regardless of market conditions.”  Similar updates have been incorporated into corresponding paragraphs of the Principal Investment Policies section in the Principal Investment Strategies section of the Investment Information segment of the Prospectus.

4.         COMMENT:  In your comment response letter, explain how the Board oversees the management of the Fund to ensure that the Fund does not invest in an Underlying Fund that is an affiliate in contravention of Sections 17(a) and 17(d) of the1940 Act and Rule 17d-1 thereunder.

RESPONSE:  The last paragraph of the Principal Investment Policies – Alpha Engine section of the Prospectus Summary includes the following disclosure: “The Adviser may invest its Allocated Assets in an Underlying Fund whose Underlying Fund Manager is the Sub-Adviser.  A Sub-Adviser, however, will not invest its Allocated Assets in an Underlying Fund if the Sub-Adviser serves as that fund’s Underlying Fund Manager.”  As of the date of this letter, the Alpha Engine includes two Underlying Funds for which a Sub-Adviser serves as Underlying Fund Manager.

Generally, Sections 17(a) of the 1940 Act precludes an affiliate of the Fund from knowingly selling to or purchasing from the Fund a security or other property while Section 17(d) of the 1940 Act prohibits a joint transaction between the Fund and its affiliates.  In order for Section 17(a) and (d) to apply, the transaction needs to involve a Fund affiliate as defined by Section 2(a)(3) of the 1940 Act.  Under Section 2(a)(3), a Fund affiliate would include an entity under common control with the Fund.  No Sub-Adviser will control the Fund through its management of a portion of the Fund’s total assets.

Ms. Catherine C. Gordon, Esq.
April 1, 2014

In its June 2006 release regarding fund of funds investments, the Staff stated that not all investment advisers control the funds they manage and that “the determination of whether a fund is under the control of its adviser…depends on all the relevant facts and circumstances.” See Fund of Funds Investments, Investment Company Act Release No. 27399, n.28 (June 20, 2006).  Based on the facts and circumstances specific to the multi-manager structure of the Fund and consistent with the facts set forth in a staff no-action letter, Salomon Brothers Inc. (May 26, 1995), we do not believe that any Sub-Adviser would be an affiliate of the Fund and, therefore, the Adviser is precluded from investing its Allocated Assets in a Sub-Advised Fund under Sections 17(a) and (d) of the 1940 Act:  In particular, (1) the Adviser is responsible for allocated and reallocating Fund assets for investment amongst itself and the Fund’s two Sub-Advisers;  (2) the Adviser may reallocate Fund assets at any time and generally intends to limit the Allocated Assets of a Sub-Adviser to 30% or less; (3) neither Sub-Adviser sponsors or organized the Fund; (4) neither Sub-Adviser will own any Units; (5) the Fund’s sub-advisory arrangements are terminable by the Fund, the Adviser or the Sub-Adviser, subject only to a notice requirement; (6) no officer, director or employee of either Sub-Adviser serves as an executive officer or director of the Fund; and (7) neither Sub-Adviser is an affiliated person of the Adviser.  Moreover, the Fund’s sub-advisory arrangements preclude a Sub-Adviser from receiving a fee from the Adviser based on Fund assets invested in a Sub-Fund that it manages.

In addition to the above, the Fund intends to, and to date has, structured any investment in a Sub-Advised Fund consistent with the provisions of Rule 17a-10 under the 1940 Act.  Rule 17a-10 permits a person prohibited by Section 17(a) of the 1940 Act from entering into a transaction with a fund solely because such person is an affiliated person of a sub-adviser of that fund if: (1) the person is not an affiliate of the investment adviser responsible for providing advice with respect to the portion of the Fund for which the transaction is entered into, or of any promoter underwriter, officer, director, member or an advisory board, or employee of the fund and (2) the advisory contracts of the fund’s sub-advisers prohibit them from consulting with each other concerning transactions for the fund and limit their responsibility in providing advice to the fund to a discrete portion of the fund’s portfolio (the “Agreement Requirements”).  In the proposing and adopting releases for Rule 17a-10 (the “Rule 17a-10 Releases”), the staff clarifies that an investment adviser to a fund may initiate an investment with an affiliate of a fund sub-adviser using assets of the fund that it is responsible for investing without complying with the Agreement Requirements.  See Transactions of Investment Companies with Portfolio and Subadvisory Affiliates, Investment Company Act Release No. 25557, n. 45 (April 30, 2002); Transactions of Investment Companies with Portfolio and Subadvisory Affiliates, Investment Company Act Release No. 25557, n. 23 (January 14, 2003).  Consistent with Rule 17a-10, we are unaware of any affiliation between a Sub-Advised Fund and the Fund or the Adviser.

To facilitate portfolio compliance with Sections 17(a) and (d) of the 1940 Act and the rules promulgated thereunder, including Rules 17a-10 and Rule 17d-1, the Fund maintains an investment policy limiting investments in an Underlying Fund (including a Sub-Advised Fund) to less than 5% of that fund’s outstanding voting stock as set forth in the Principal Investment Policies – Alpha Engine section of the Prospectus.  A Fund investment in an Underlying Fund in excess of 5% of the Underlying Fund’s outstanding voting securities will render the Fund and the Underlying Fund affiliated persons under Section 2(a)(3) of the 1940 Act.  In order to monitor compliance with this provision, the Adviser monitors the Fund’s investments in the Underlying Funds and provides quarterly reports to the Board regarding the Fund’s compliance with the limitation.

Ms. Catherine C. Gordon, Esq.
April 1, 2014

In addition, the Board has adopted an “Affiliated Persons and Transactions Policy.  This policy (and updates thereto), which are distributed to the Adviser and each Sub-Adviser, outlines the conditions under which transactions with affiliates may be conducted and requires the Fund’s administrator to maintain and quarterly update and distribute a list of the Fund’s affiliates and affiliates of affiliates to the Adviser and each Sub-Adviser.

5.         COMMENT:  The Principal Investment Policies – Alpha Engine section of the Prospectus Summary states that “…an Underlying Fund may, without limitation, invest and trade in a broad range of securities and financial instruments.”  Identify the securities and financial instruments in which the Underlying Funds invest and explain how the Underlying Funds utilize these securities and financial instruments to implement their investment strategies.

RESPONSE:  The requested information has been incorporated.  Please refer to Appendix A. This disclosure replaces, in its entirety, the disclosure set forth in the Principal Investment Policies – Alpha Engine section of the Prospectus Summary contained in the Amendment.  Similar disclosure replaces, in its entirety, the disclosure set forth in the Principal Investment Policies – Alpha Engine section of the Investment Information segment of the Amendment.

6.         COMMENT:  The Principal Investment Policies – Alpha Engine section of the Prospectus Summary states that the Underlying Funds invest in multiple classes and sectors.  Identify the classes and sectors in which the Underlying Funds principally invest.

RESPONSE:  The requested information has been incorporated.  Please refer to Appendix A. Similar disclosure replaces, in its entirety, the disclosure set forth in the Principal Investment Policies – Alpha Engine section of the Investment Information segment of the Amendment.

Sector focus will be principally employed by Underlying Funds that utilize an equity long/short strategy and the revised disclosure incorporates this understanding.  We, however, have not specified specific sectors in which the Underlying Funds principally invest.  The Underlying Funds that employ equity long/short strategies and in which the Fund currently invests do not maintain policies specific to investing in certain sectors.  However, the investment policies of these funds are broad and, therefore, sector focus is referenced as a potential element of the equity long/short strategies that such funds may employ.

Ms. Catherine C. Gordon, Esq.
April 1, 2014

7.         COMMENT:  The Adviser may have to liquidate the Fund’s interests in certain Underlying Funds to raise the cash necessary to implement the Beta Exposure and Buffer Account.  Certain Underlying Funds may impose early liquidation fees.  Explain in the Investment Process sections of the Prospectus Summary and the Investment Information segment of the Prospectus how the Adviser intends to minimize liquidation fees while re-allocating Fund assets between the Alpha Engine and the Beta Exposure/Buffer Account.

RESPONSE:  The following disclosure has been added to the Investment Process section of the Prospectus Summary:

Liquidation Penalties of Underlying Funds and Impact on Portfolio Allocations.  The Underlying Funds may assess fees on withdrawals.  The Adviser takes into account liquidation fees, where applicable, when implementing changes to portfolio asset allocations amongst the Alpha Engine, Beta Exposure and Buffer Account or amongst the Adviser and Sub-Adviser within the Alpha Engine.  Generally, in order to avoid and/or limit the generation of these liquidation penalties, the Adviser expects to implement allocation adjustments upon receipt of additional investment proceeds by the Fund and/or by first liquidating interests in Underlying Funds that are no longer subject to liquidation fees  (i.e., interests held by the Fund beyond the lock-up/gate periods).  Allocation adjustments across Underlying Funds within the Adviser’s and Sub-Adviser’s Allocated Assets will be processed similarly.

Similar disclosure has been incorporated into the Investment Process section of the Investment Information segment of the Prospectus.

8.         COMMENT:  The Investment Process –Underlying Funds Allocations within the Alpha Engine section of the Prospectus Summary states that: “Pre-established business relationships of the Adviser and each Sub-Adviser with different Underlying Fund Managers provide the Fund with the potential access to an assortment of Underlying Funds that implement a variety of strategies and invest in a broad range of asset classes.”  As written, this statements appears to reflect practices inconsistent with an investment adviser’s obligation to conduct due diligence with respect to potential investments.  Clarify this disclosure.

RESPONSE:  The Investment Process –Underlying Funds Allocations within the Alpha Engine section of the Prospectus Summary has been revised to replace the disclosure in question with the following:

The Adviser believes that it and each Sub-Adviser has a competitive advantage in identifying potential Underlying Fund Managers because of their respective long-standing professional relationships, wide network of industry contacts developed from years of experience in the securities industry and investment processes used to analyze potential Underlying Fund Managers.

Similar disclosure has been incorporated into the Investment Process – Underlying Funds Allocations within the Alpha Engine section of the Investment Information segment of the Prospectus.

9.         COMMENT:  Incorporate in the Investment Process section of the Prospectus Summary information regarding the factors that the Adviser and the Sub-Advisers consider in determining the Underlying Funds in which to invest Allocated Assets and the percentage of Allocated Assets to invest in each Underlying Fund.

Ms. Catherine C. Gordon, Esq.
April 1, 2014

RESPONSE:  The requested information has been incorporated.  Please refer to Appendix B.  This disclosure replaces, in its entirety, the disclosure set forth in the Investment Process – Underlying Fund Allocations within the Alpha Engine section of the Prospectus Summary set forth in the Amendment.  Similar disclosure replaces, in its entirety, the disclosure set forth in the Investment Process – Underlying Fund Allocations with the Alpha Engine section of the Investment Information segment of the Amendment.

10.       COMMENT:  What are the Fund’s investment limitations with respect to the employment of leverage?  Do these limitations permit the Fund to utilize leverage at a level that exceeds the amount of leverage employed by a standard closed-end fund?

RESPONSE:  The amount of leverage employed by closed-end funds varies from fund to fund.  The Fund employs leverage consistent with applicable regulatory requirements and the risks associated with leverage are set forth in the Principal Risks sections of the Prospectus Summary and Investment Information segment of the Prospectus.

The Fund does not intend to directly employ leverage other than to implement the Beta Exposure and to borrow money to fund the repurchase of Units.  The Fund has no present intention to utilize borrowing or to employ leverage for purposes other than implementing the Beta Exposure.  Only 2-4% of the Fund’s assets are expected to be dedicated to the Beta Exposure.

Consistent with applicable SEC guidance regarding the coverage of senior securities, the Fund maintains, daily, cash and liquid securities in an amount equal to the market value of the futures in which it invests (the “Coverage Requirement”).  The Coverage Requirement is described in the Prospectus in the following segments: (1) Prospectus Summary – Principal Investment Policies – Buffer Account; and (2) Investment Information – Principal Investment Policies – Buffer Account.

The Fund relies on no action relief for “fund of funds” issued by the Commodity Futures Trading Commission as an exemption from registration as a commodity pool operator.  To rely on this relief, the Fund’s direct investments in U.S. Treasury futures must comply with one of the de minimus investment standards set forth in CFTC Regulation 4.5 which include:

(1)
The aggregate initial margin and premiums required to establish the U.S. Treasury futures positions will not exceed 5% of liquidation value of the Fund after taking into account unrealized profits and unrealized losses on such contracts; or

(2)
The aggregate net notional value of U.S. Treasury futures determined at the time the most recent position was established, shall not exceed 100% of the liquidation value of the Fund, after taking into account unrealized profits and unrealized losses on any such positions.  The “notional value” shall be calculated for each futures position by multiplying the number of contracts by the size of the contract, in contract units (taking into account any multiplier specified in the contract), by the current market price per unit.

These limitations are described in the following Prospectus segments: (1) Prospectus Summary – Principal Investment Policies – Beta Exposure; and (2) Investment Information – Principal Investment Policies – Beta Exposure.

Ms. Catherine C. Gordon, Esq.
April 1, 2014

Finally, any borrowing shall be limited to 33⅓% of the value of the Fund’s total assets consistent with Section 18(f) of the 1940 Act.  The Fund’s borrowing limitation is described in the Fundamental Policies section of Investment Information segment.  As stated above, the Fund has no present intention to borrow money and borrowing is not a principal investment policy of the Fund.

11.       COMMENT:  The Multi-Manager Structure Risk disclosure contained in the Principal Risks section of the Prospectus Summary describes management risk in general as opposed to the risks relating to the management of assets by multiple advisers (i.e., competition for same positions, exposure to the same investment via various Underlying Funds).  Update the disclosure to incorporate the risks specific to management assets by multiple investment advisers.

RESPONSE:  The requested updates have been incorporated.  A new risk, Fund of Funds Structure Risk, has been added to incorporate elements of multi-manager risk as well as other risks associated with a fund of funds structure including fee laying risk.  Please refer to Appendix C.

We have also added the following disclosure regarding “Management Risk” to the Principal Risks section of the Prospectus Summary:

Management Risk.  The success of the Fund’s strategy depends on, among other things, the Adviser’s ability to allocate assets amongst itself and each Sub-Adviser and the Adviser’s and each Sub-Adviser’s ability to successfully invest Fund assets subject to their respective management.

Multi-manager risk is only relevant to investments made by the Underlying Funds.  The Adviser and Sub-Advisers are not expected to invest or compete for investments in the same Underlying Funds.

Similar updates have been made to the Principal Risks segment of the Prospectus.

12.       COMMENT:  The Regulatory Risk disclosure contained in the Principal Risks section of the Prospectus Summary is vague.  Update to incorporate details regarding specific regulatory risks applicable to the Fund and its investments.

RESPONSE:  The Regulatory Risk disclosure contained in the Principal Risks section of the Prospectus Summary has been updated to read as follows:

Regulatory Risk –Changes in government regulations and tax laws may adversely affect the operations and value of the Fund and the entities in which it invests.  If there are changes in the laws or regulations, so as to result in the inability of the Fund to operate as set forth in this Prospectus, there may be a substantial effect on Unitholders.  For example, to the extent that changes occur in the direct or indirect regulation of Underlying Funds and Derivatives, including tax regulation applicable thereto, there may be materially adverse effects on the ability of the Fund, the Underlying Funds and Sub-Funds to pursue their investment objective or strategies. The inability of the Fund, the Underlying Funds and Sub-Funds to effectively implement their respective investment objectives and strategies may adversely affect the performance of the Fund.  The section entitled “Certain Tax Considerations” summarizes certain tax risks associated with an investment in the Fund.

Similar updates have been made to the Principal Risks segment of the Prospectus.

Ms. Catherine C. Gordon, Esq.
April 1, 2014

13.       COMMENT:  With respect to the Underlying Fund Risk disclosure contained in the Principal Risks section of the Summary Prospectus and the Principal Risks segment of the Prospectus, update the disclosure to reference a Sub-Fund, where applicable.

RESPONSE:  The requested updates have been incorporated into the Underlying Fund Risk disclosure contained in the Principal Risks section of the Prospectus Summary.  Similar updates have been incorporated into the Underlying Fund Risk disclosure contained in the Principal Risks segment of the Prospectus.

14.       COMMENT:  With respect to the Underlying Fund Risk - Concentration Risk disclosure contained in the Principal Risks section of the Prospectus Summary, note that “concentration” is a term of art used within the investment company industry and characterizes investments in specific industries or groups of industries.  The risk disclosure, as currently drafted, does not describe the risks of concentrated investing.  Re-define this risk.

RESPONSE:  The Underlying Fund - Concentration Risk disclosure contained in the Principal Risks section of the Prospectus Summary has been replaced in its entity with the following disclosure:

Focus Risk.  An Underlying Fund or Sub-Fund that invests in a particular market or sector shall be subject to the risks associated with that market or sector and may be more adversely effected by those risks than if the Underlying Fund or Sub-Fund invested its assets across multiple markets and sectors.

A similar update has been incorporated into the Underlying Fund Risk disclosure contained in the Principal Risks segment of the Prospectus.

15.       COMMENT:  With respect to the Underlying Fund Risk – Fee Layering/Incentive Compensation Risk disclosure contained in the Principal Risks section of the Prospectus Summary, discuss the transactional and liquidation costs that the Fund may incur by investing in Underlying Funds.

RESPONSE:  The Underlying Fund Risk – Fee Layering/Incentive Compensation Risk contained in the Principal Risks section of the Prospectus Summary has been deleted.  This risk disclosure, as well as new disclosure regarding the liquidation costs that the Fund may incur by investing in Underlying Funds, has been incorporated into the new Fund of Funds Structure Risk disclosure contained in the Principal Risks section of the Summary Prospectus.  Please refer to Appendix C.  Similar updates have been incorporated into the Underlying Fund Risk disclosure contained in the Principal Risks segment of the Prospectus.

16.       COMMENT:  With respect to the Underlying Fund Risk – Operational Risks contained in the Principal Risks section of the Prospectus Summary, disclose custody risk described therein as a separate Underlying Fund Risk.

RESPONSE:  The Custody Risk disclosure has been added as a separate risk under “Underlying Fund Risk” in the Principal Risks section of the Prospectus Summary.  The Custody Risk disclosure is as follows:

Custody Risk.  An Underlying Fund or Sub-Fund may not be required to or may not custody assets consistent with the requirements of the 1940 Act and therefore such assets are more likely at risk to fraud and loss of assets due to the bankruptcy of financial institutions utilized to hold the Underlying or Sub-Fund’s assets.

Ms. Catherine C. Gordon, Esq.
April 1, 2014

Similar updates have been incorporated into the Underlying Fund Risk disclosure contained in the Principal Risks segment of the Prospectus.

17.       COMMENT:  Confirm in your comment response letter that the Fund’s turnover is not expected to exceed 100% and explain the expectation in the SAI.

RESPONSE: The Fund’s turnover is not expected to exceed 100%.  The following additional disclosure has been added to the SAI:

The frequency of portfolio transactions of the Fund (the portfolio turnover rate) will vary from year to year depending on many factors but is not expected to exceed 100% per year.  An annual portfolio turnover rate of 100% would occur if all the securities in the Fund were replaced once in a period of one year. Higher portfolio turnover rates may result in increased transaction costs to the Fund and a possible increase in short-term capital gains (taxable to Unitholders as ordinary income when distributed to them) or losses.

Portfolio turnover rate is defined under the rules of the SEC as the value of the securities purchased or securities sold, excluding all securities whose maturities at time of acquisition were one year or less, divided by the average monthly value of such securities owned during the year. Based on this definition, instruments with remaining maturities of less than one year are excluded from the calculation of portfolio turnover rate.

18.       COMMENT: Include in your comment response letter information regarding whether the expenses of the Underlying Funds (all offshore funds) exceed those of the Fund.

RESPONSE:  As of August 31, 2013 (the initial fiscal year end of the Fund), the Fund invested in 14 different Underlying Funds.  Based on the Underlying Funds’ most recent annual reports, annual expenses of these Underlying Funds ranged from 2.00% to 20.96%.  5 Underlying Funds report expenses in the range of 2.00% to 3.97%, 4 of the Underlying Funds report expenses in the range of 6.27% to 6.92% and the remaining Underlying Funds report expenses within the range of 9.43% to 20.96%.  As of August 31, 2013, the Fund’s total and net expenses were 3.27% and 2.41% respectively.

19.       COMMENT:  In footnote 4 of the fee table set forth in the Fund Expenses segment of the Prospectus, why are Acquired Fund Fees and Expenses based on estimated amount for the current fiscal year?  The Fund is an operational investment company.

RESPONSE:  Footnote 4 (now Footnote 3) of the fee table contained in the Fund Expenses segment of the Prospectus has been revised to read as follows:

Unitholders also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in the Underlying Funds.  The Acquired Fund Fees and Expenses are based upon the Fund’s pro rata share of the fees and expenses of the Underlying Funds in which the Fund invested during the fiscal period ended August 31, 2014.  The Acquired Fund Fees and Expenses are based on historic expenses of the Underlying Funds, which may (and are expected to) change substantially over time and, therefore, significantly affect Acquired Fund Fees and Expenses.  In addition, the Underlying Funds held by the Fund will change, which further impacts the calculation of the Acquired Fund Fees and Expenses. Generally, fees payable to the Underlying Fund Managers will range from 0.50% to 1.25% (annualized) of the average NAV of the Fund’s investment. In addition, certain Underlying Fund Managers charge an incentive allocation or fee generally ranging from 0.0% to 20% of an Underlying Fund’s net profits, although it is possible that such range may be exceeded for certain Underlying Fund Managers.  These fees payable to Underlying Fund Managers are estimates and may be higher or lower than the numbers shown.

Ms. Catherine C. Gordon, Esq.
April 1, 2014

The Acquired Fund Fees and Expenses have also been revised.

20.       COMMENT:  Update footnote 5 to the fee table contained in the Fund Expenses segment of the Prospectus to replace the phrase “can be achieved within the foregoing expense limit” with “does not cause the expense limit to exceed the expense limit in effect at the time the expenses were paid/waived”.

RESPONSE:  Footnote 5 (now Footnote 4) to the fee table contained in the Fund Expenses segment of the Prospectus has been updated to read as follows:

Expenses reimbursed and/or fees reduced by the Adviser may be recouped by the Adviser for a period of three fiscal years following the fiscal year during which such reimbursement or reduction was made if such recoupment does not cause current expenses to exceed the expense limit in effect at the time the expenses were paid/waived.

21.       COMMENT:  Incorporate the details set forth in the Fee Layering/Incentive Compensation Risk into the Principal Risks section of the Prospectus Summary.

RESPONSE:  The details set forth in the Fee Layering/Incentive Compensation Risk disclosure have been incorporated in the new Fund of Funds Structure Risk disclosure set forth in the Principal Risks section of the Prospectus Summary.  Please refer to our response to Comment 15 and Appendix C.

*           *           *           *           *

Thank you again for your comments to the Amendment.  These comments have been very helpful.  Should you have any questions or concerns about any of our responses contained herein or otherwise, please do not hesitate to contact me.

Very truly yours,

/s/ Leslie K. Klenk

Leslie K. Klenk

Ms. Catherine C. Gordon, Esq.
April 1, 2014

APPENDIX A
Prospectus Summary
Principal Investment Policies

Alpha Engine.  To generate market returns (Alpha), the Fund may invest in Underlying Funds whose strategies, when used in the aggregate, are expected to generate absolute (positive) returns regardless of market conditions with substantially lower volatility (i.e., the average variance of returns) than the average common stock trading on a U.S. exchange or a stock index (i.e., the S&P 500).

Each Underlying Fund is organized outside of the U.S. and may pursue one or more alternative strategies directly or indirectly through investments in Sub-Funds.  Alternative strategies are investment strategies that are not intended to correlate with the performance of the general equity and bond markets.  The summaries contained in the table are not intended to be a complete description of the alternative strategies that may be employed by managers of the Underlying Funds (each an “Underlying Fund Manager”) and the managers of the Sub-Funds (each a “Sub-Fund Manager”) and the table may not include descriptions of all possible investment strategies which may be used by the Underlying Fund or Sub-Fund Managers.

Principal Alternative Strategies Employed by Underlying Funds and Sub-Funds
Relative Value Strategies
Convertible Arbitrage	•
Involves the simultaneous purchasing of convertible securities of U.S. and foreign issuers (a “long position”) and the selling short of the corresponding underlying common stocks (or equivalent thereof) (a “short position”) to capitalized on perceived pricing discrepancies between the convertible securities and the underlying common stocks.

Fixed Income Hedge	•
Involves, generally, purchasing fixed income securities of U.S. and foreign issuers including corporations, governments and financial institutions as well as mortgage-related securities that are perceived to be undervalued and selling short such fixed income securities that are perceived to be overvalued.  Fixed income securities include, but are not limited to, corporate debt obligations, government securities, municipal securities, financial institution obligations and mortgage-related securities, asset-backed securities, zero-coupon securities and similar securities issued by foreign issuers (“Fixed Income Securities”).

Fixed Income Arbitrage	•
Involves the purchasing and selling short of Fixed Income Securities issued by U.S. and/or foreign issuers to capitalize on perceived pricing discrepancies within and across types of Fixed Income Securities.

Ms. Catherine C. Gordon, Esq.
April 1, 2014

Event Driven Strategies
Merger/Risk Arbitrage	•
Involves investing in equity and/or Fixed Income Securities of U.S. and/or foreign issuers based on how certain events such as mergers, consolidations, acquisitions, transfers of assets, tender offers, exchange offers, re-capitalizations, liquidations, divestitures, spin-offs and other similar transactions are expected to affect the value of such securities.  Long and short positions may be utilized. Equity securities include, but are not limited to, common stock, preferred stock, convertible securities and depositary receipts (e.g. American Depositary Receipts or “ADRs” of foreign issuers) and other similar securities issued by foreign issuers (“Equity Securities”).

Bankruptcy/Distressed	•
Involves investing in Equity and/or Fixed Income Securities of financially troubled U.S. and/or foreign issuers (i.e., companies involved in bankruptcy proceedings financial reorganizations or other similar financial restructurings).  Long and short positions may be utilized.

Long/Short Equity Strategies
•
Involves purchasing and selling short Equity Securities of U.S. and foreign issuers.  Investments may focus on specific regions, sectors or types of Equity Securities.  Long and short positions may not be invested in equal amounts and, as such may not seek to neutralize general market risk.

Global Macro Strategies
Discretionary	•
Involves investing across a variety of securities and financial instruments of U.S. and foreign issuers based on interpretations of the global macro economy and changes therein on the valuation of such securities and financial instruments.  Investments may include Equity and Fixed Income Securities, currencies and commodities (i.e., agricultural, metals, energy).  Long and short positions may be utilized.

Managed Futures	•
Involves the trading of futures contracts and options on futures contracts as either buyers or sellers of contracts representing real assets such as gold, silver, wheat, coffee, sugar, heating oil, as well as financial assets such as government bonds, equity market indices and currencies to take advantage of investment opportunities in the global equity, fixed income, currency and commodity markets.  Long and short positions in futures and options on futures may be utilized.

Each of the above strategies may use leverage to: (1) implement short positions; (2) enhance returns by borrowing money and/or by using options, futures, swaps, forward contracts, warrants, rights and other similar instruments (“Derivatives”) to gain (in lieu of investing directly in Equity and Fixed Income Securities, currencies and commodities, as applicable) or increase exposure to certain investments; and (3) hedge against, through the use of Derivatives, certain strategy risks such as market, Equity Securities risk (i.e., company and capitalization risk), Fixed Income Securities risk (i.e., interest rate, credit and default risk), commodity risk and short selling risk, each as applicable.  The credit ratings of Fixed Income Securities will range from investment grade to below investment grade (i.e., junk).   Investments made pursuant to these strategies may also include securities or other financial instruments that are restricted (i.e., interests that may not be sold to the public without an effective registration statements under the Securities Act of 1933, as amended (the “1933 Act”)) or illiquid (including a Sub-Fund)  An Underlying Fund may also employ a multi-strategy approach directly, or through investments in Sub-Funds, and invest its assets utilizing several of these, and potentially other strategies, in order to meet its investment objective.

Ms. Catherine C. Gordon, Esq.
April 1, 2014

Because the Underlying Funds and the Sub-Funds are not registered under the Investment Company Act of 1940 Act, as amended (the “1940 Act”), and their governing documents typically do not impose significant investment restrictions, an Underlying Fund or Sub-Fund may, without limitation, employ a variety of strategies and invest and trade in a broad range of securities and financial instruments, including but not limited to those described above. (See “Principal Risks – Underlying Fund Risk”).

The Fund’s investment in any one Underlying Fund will be less than 5% of that fund’s outstanding voting stock.  Each of the Sub-Advisers, the Underlying Funds, the Sub-Funds and the Underlying Fund Managers will be unaffiliated with the Adviser.  The Adviser may invest its Allocated Assets in an Underlying Fund whose Underlying Fund Manager is the Sub-Adviser.  A Sub-Adviser, however, will not invest its Allocated Assets in an Underlying Fund if the Sub-Adviser serves as that fund’s Underlying Fund Manager.

Ms. Catherine C. Gordon, Esq.
April 1, 2014

APPENDIX B
Prospectus Summary
Investment Process

Underlying Funds Allocations within the Alpha Engine.  The Adviser and each Sub-Adviser have extensive experience and expertise with alternative investment strategies.  The Adviser believes that it and each Sub-Adviser has a competitive advantage in identifying potential Underlying Fund Managers because of their respective long-standing professional relationships, wide network of industry contacts developed from years of experience in the securities industry and investment processes used to analyze potential Underlying Fund Managers.

The Adviser and each Sub-Adviser seek to invest their Allocated Assets in Underlying Funds that have the potential to generate Alpha individually and whose strategies, collectively, are expected to achieve attractive rates of returns commensurate with acceptable risk (as determined by the Adviser or Sub-Adviser, as applicable) during varying market environments.

Prior to investing Fund assets in an Underlying Fund, the Adviser and each Sub-Adviser consider a variety of factors including the Underlying Fund Manager’s investment management philosophy, investment processes, performance, professional experience, disclosure practices regarding portfolio holdings and strategy implementation and risk control methodologies.  During this due diligence process, the Adviser and each Sub-Adviser develop an understanding of how these managers are likely to manage the Underlying Funds under varying market environments.

The Adviser and the Sub-Advisers believe that investments across multiple strategies and assets classes (i.e., equities, fixed income, derivatives and commodities) are important in reducing overall portfolio volatility.  To determine the collection of Underlying Funds in which to invest Allocated Assets and percentage of Allocated Assets to invest in each Underlying Fund, the Adviser or Sub-Adviser, as applicable, considers the investment strategies employed by each Underlying Fund, including any regional, sector or style focus, the securities or other financial instruments utilized to implement these strategies and the correlation of the performance and the investment risks of these strategies and underlying holdings with those of other prospective Underlying Fund investments.  The effect of existing and developing market, economic and/or financial trends on the success of an Underlying Fund’s investments strategies will also be evaluated in determining whether to invest in a particular Underlying Fund and the percentage of Allocated Assets to invested in that fund.

The Adviser and each Sub-Adviser regularly monitor the Underlying Funds in which their Allocated Assets are invested and may increase, decrease or eliminate the Fund’s investment in an Underlying Fund for various reasons such as to take advantage of a new investment opportunity or to adjust strategy allocations within the Allocated Assets.

Ms. Catherine C. Gordon, Esq.
April 1, 2014

APPENDIX C
Prospectus Summary
Principal Risks

Fund of Funds Structure Risk – Neither the Adviser nor a Sub-Adviser will have control of, or have the ability to exercise influence over, the trading policies or strategies of an Underlying Fund or a Sub-Fund in which it invested Allocated Assets.  An Underlying Fund or Sub-Fund may fail to pursue its investment objective and strategies. And an Underlying Fund or Sub-Fund Manager’s strategies may change and may not use the same trading method in the future that was used to compile performance histories.

Underlying Fund and Sub-Fund Managers make investment decisions independent of each other.  Underlying Funds and Sub-Funds may thus compete with each other from time to time for the same positions in the markets.  The Fund may be exposed to the same investment through different Underlying Funds (and the Sub-Funds in which they invest, if any) causing the Fund to be subject to greater Market Risk and potentially greater market losses.  Conversely, an Underlying Fund or Sub-Fund may implement opposite positions in the same security as held by other Underlying Funds or Sub-Funds which, from the Fund’s perspective, would result in indirect transaction costs without the possibility for profits.

In addition to its own expenses, the Fund will also bear its allocable share of the costs and expenses of each Underlying Fund (which include the Underlying Fund’s pro rata shares of the expenses of any Sub-Fund in which it invests), including its allocable share of the management and incentive compensation paid to Underlying Fund Managers.  This may result in three levels of fees and potentially greater expenses than would be associated with direct investments in pooled investment vehicles.  The Fund’s expenses thus may constitute a higher percentage of net assets than expenses associated with similar types of investments.

Each Underlying Fund Manager generally will be entitled to receive a management fee of between 0.50% and 1.25% and a performance-based allocation, expected to range up to 20% of the net profits, in some cases in excess of a hurdle rate (i.e., the minimum return necessary for an Underlying Fund’s manager to start collecting incentive fees).  Each Underlying Fund Manager may receive performance compensation based on its individual performance, irrespective of the Underlying Fund’s overall performance.  Each Sub-Fund Manager will be entitled to receive a similar management fee from a Sub-Fund to which it provides investment management services. Consequently, the Fund may bear its allocable share of substantial incentive compensation paid to certain managers of Underlying Funds (and indirectly to certain Sub-Fund Managers) even during a period when the Fund, overall, is incurring significant losses.

Certain Underlying Funds may charge liquidation penalties and the imposition of such penalties would result in increased transaction costs to the Fund and could adversely affect the performance of the Fund.